Mail Stop 3561

      							November 18, 2005

Mr. David E. Kennedy
Chief Executive Officer
Susquehanna Media Co.
140 E. Market Street
York, PA 17401

      RE:	Susquehanna Media Co.
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No. 333-80523

Dear Mr. Kennedy:

      We have reviewed your supplemental response letter dated September 2, 2005 as well as your filing and have the following comments. As noted in our comment letter dated August 9, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents at this time. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for Fiscal Year Ended December 31, 2004

Certifications

1. We note your response to comment 11, however, because your Form 10-K was filed after August 14, 2003, it must include as exhibits Rule 13a-14(a) certifications that conform exactly to the form provided for in the revised rules. As previously requested, please amend your filing, in its entirety, to include as exhibits Rule 13a-
14(a) certifications that conform exactly to the form provided for in the revised rules release effective August 14, 2003.


Form 10-Q for the Fiscal Quarter Ended September 30, 2005

2. Recent Developments, page 5

Sale of Businesses, page 5

2. Please explain to us why you have not presented the cable business as a discontinued operation in accordance with SFAS 144 or revise to do so. In your explanation to us you should describe the specific facts and circumstances concerning the pending sale of the business that are the basis for your determination and you should make reference to the specific guidance in SFAS 144 that you have relied upon. If you have concerns about the timing of the sale you should refer to the example in paragraph A21 of SFAS 144. If management is unable to conclude that consummation of the sale of the cable business is probable (refer to paragraph 3(a) of SFAS 5) you should amend your filings to alert investors that management believes the sale is not likely to occur and explain your reasons for this belief.

3. Please explain to us why you have not presented the radio business as a discontinued operation in accordance with SFAS 144 or revise to do so. In your explanation to us you should describe the specific facts and circumstances concerning the pending sale of the business that are the basis for your determination and make reference to the specific guidance in SFAS 144 you have relied upon. If you have concerns about the timing of the sale you should refer to the example in paragraph A21 of SFAS 144. If management is unable to conclude that consummation of the sale of the radio business is probable (refer to paragraph 3(a) of SFAS 5) you should amend your filings to alert investors that management believes the sale is not likely to occur and explain your reasons for this belief.

4. Refer to your discussion of the disposition of all assets of Susquehanna Technologies on page 6. Tell us how you determined the appropriate accounting treatment for this disposition. In your discussion, clarify whether Susquehanna Technologies was a component of an entity as defined in paragraph 41 of SFAS 144 and provide reference to authoritative literature used as guidance.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kenya Wright Gumbs, Staff Accountant, at
(202)
551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.


                                                Sincerely,



                                                Larry Spirgel
                                                Assistant Director



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Mr. Kennedy
Susquehanna Media Co.
November 18, 2005
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